300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 9, 2014

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara Ransom
Dietrich A. King
Dean Brazier

Re:	Roundy’s, Inc.
Registration Statement on Form S-3
(SEC File No. 333-192803), originally filed December 13, 2013

Ladies and Gentlemen:

Roundy’s, Inc., a Delaware corporation (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in your letter to the Registrant, dated January 6, 2014. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-3 filed with the SEC on December 13, 2013. Where applicable, we have referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

January 9, 2014

Plan of Distribution

1.	Please revise your disclosure to clarify that the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.

Response: In response to the staff’s comment, the Registrant has revised the disclosure on page 6 of the Prospectus to clarify that the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.

Incorporation by Reference of Certain Documents

2.	Please update the list of documents incorporated by reference to include the current report on Form 8-K that you filed on December 23, 2013, to report information pursuant to Items 1.01, 2.03 and 9.01 of the form. In addition, you may wish to revise your registration statement to avail of the guidance provided by Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, located on our website, to automatically update your registration statement during the period commencing on the date of the initial registration statement and ending immediately prior to effectiveness of the registration statement.

Response: In response to the staff’s comment, the Registrant has revised the disclosure on page 9 of the Prospectus to add the Form 8-K filed on December 23, 2013 to the list of documents incorporated by reference and to reflect the guidance provided by Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Securities and Exchange Commission

January 9, 2014

Finally, the Registrant will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Robert Goedert at (312) 862-7317.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Edward G. Kitz, Group Vice President — Legal, Risk & Treasury and Corporate Secretary

Roundy’s, Inc.